UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-41180
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Ermenegildo Zegna N.V.
(Translation of registrant’s name into English)
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Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Redemption Fair Market Value

On February 10, 2023, Ermenegildo Zegna N.V. (the “Company”) issued a press release announcing the “Redemption Fair Market Value” in connection with the Company’s previously announced redemption (the “Redemption”) of all of its outstanding warrants to purchase ordinary shares of the Company that were issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc., and under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A., and Computershare Inc. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption Fair Market Value delivered by the Company is furnished as Exhibit 99.2 hereto.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption Fair Market Value attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

The following exhibits are furnished herewith:

Exhibit 99.1 Press Release, dated February 10, 2023.
Exhibit 99.2 Notice of Redemption Fair Market Value, dated February 10, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: February 10, 2023	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release, dated February 10, 2023.
99.2	Notice of Redemption Fair Market Value, dated February 10, 2023.